Ciel Creative Space
Profit and Loss
January - December 2022

		Total
Income		
100 Studio		
101 Studio Rental		
101.1 Ciel 1 Rental		345,943.41
101.11 C1 Add-Ons		261,052.29
101.12 C1 Discounts		-49,772.50
101.13 C1 Late Fees		1,251.90
Total 101.1 Ciel 1 Rental	$	558,475.10
101.2 Ciel 2 Rental		435,306.00
101.21 C2 Add-Ons		205,428.09
101.22 C2 Discounts		-113,454.29
Total 101.2 Ciel 2 Rental	$	527,279.80
101.3 Bridge Rental		203,410.00
101.31 Bridge Add-Ons		57,987.74
101.32 Bridge Discounts		-63,740.00
Total 101.3 Bridge Rental	$	197,657.74
Total 101 Studio Rental	$	1,283,412.64
102 Studio Creationship		332,891.29
Total 100 Studio	$	1,616,303.93
200 Atelier		2,155.00
201 Desk Membership		25,447.26
202 Office Creationship		211,472.17
205 Boutique		21,233.14
Total 200 Atelier	$	260,307.57
204 Event Income		305,244.74
204.1 Event Add-Ons		15,112.49
Donation Income from Event purchase		75.45
Total 204 Event Income	$	320,432.68
300 Parking income		16,001.25
400 Product Sales		30.49
430 Merchandise Sales		2,448.40
440 Service Sales		3,099.23
Total 400 Product Sales	$	5,578.12
Shipping Income		4.90
Total Income	$	2,218,628.45
Gross Profit	$	2,218,628.45
Expenses		
1000 Studio Expenses		747.26
1200 Equipment Expense		5,994.24
1210 Equipment Rental		262,541.95
1211 COVID Disinfecting Fee		1,172.68
1212 Vendor Discount		-60,145.50
Total 1210 Equipment Rental	$	203,569.13
Total 1200 Equipment Expense	$	209,563.37
1300 Expendables		5,863.14
1310 Client Painting		3,551.09
1311 Client Paint & Supplies		214.41
Total 1310 Client Painting	$	3,765.50
Total 1300 Expendables	$	9,628.64
1500 Repair & Maintenance		25,581.54
1510 R&M Painting		5,658.27
1511 R&M Paint & Supplies		13,291.89
Total 1510 R&M Painting	$	18,950.16
1520 R&M Furnishings		850.81
1540 R&M Cleaners & Supplies		51,569.01
Total 1500 Repair & Maintenance	$	96,951.52
1600 Security		12,092.47
Total 1000 Studio Expenses	$	328,983.26
2000 Operations Expenses		
2100 Banking		
2110 Bank Charges & Fees		1,291.59
2120 Interest Paid		35,231.80
2130 Merchant Fees		6,659.88
Total 2100 Banking	$	43,183.27
2200 Dues & subscriptions		5,318.76

2210 QuickBooks Payments Fees			14,736.52
Total 2200 Dues & subscriptions	**$**		**20,055.28**
2300 Employees			4,350.00
2310 Employee Benefits			46,177.45
2320 Payroll Expenses			5,613.53
2321 Payroll Taxes			63,972.28
2323 Wages/Salaries			783,687.43
Total 2320 Payroll Expenses	**$**		**853,273.24**
2330 Professional Development			12,902.00
Total 2300 Employees	**$**		**916,702.69**
2400 Insurance			35,847.18
2500 Legal & Professional Services			40,548.91
2600 Meals & Entertainment			31,860.67
2700 Office Supplies & Software			42,268.87
2800 Rent & Lease			622,645.00
2810 Utilities			67,161.21
Total 2800 Rent & Lease	**$**		**689,806.21**
2900 Taxes & Licenses			29,893.01
Total 2000 Operations Expenses	**$**		**1,850,166.09**
3000 PROMOTIONAL			16,268.00
3100 Marketing			40,195.88
3110 Website			240.80
3120 Swag			2,472.73
3130 Graphic Design			1,994.00
Total 3100 Marketing	**$**		**44,903.41**
3200 Advertising			5,255.11
3300 Public Relations			25,024.72
3400 Client Appreciation/Gifts			2,887.25
3500 Misc			1,595.00
3600 Meals & Entertainment			1,915.47
3700 Travel			12,901.09
3720 Travel Meals			558.41
3730 Other			32.00
3740 Fuel/Parking/Tolls			1,039.38
Total 3700 Travel	**$**		**14,530.88**
Total 3000 PROMOTIONAL	**$**		**112,379.84**
4000 Atelier / Community			3,451.61
4100 Boutique			
4110 Shopify Fees			3.18
Total 4100 Boutique	**$**		**3.18**
4300 Charitable Contributions			2,429.77
4400 Repair & Maintenance			3,261.26
4410 R&M Groceries & Supplies			22,985.65
4420 R&M Cleaners			5,710.00
4430 R&M Furnishings			3,227.33
4440 R&M Plant Care			49,440.00
Total 4400 Repair & Maintenance	**$**		**84,624.24**
Total 4000 Atelier / Community	**$**		**90,508.80**
5000 Construction			0.00
5100 C1 Construction			3,058.74
5200 C2 Construction			2,561.56
5300 Bridge Construction			0.00
5400 Shipping, Freight & Delivery			32.64
Total 5000 Construction	**$**		**5,652.94**
6000 Other Business Expenses			
6100 COVID			1,200.00
6200 Ask Cecilia			2,994.17
6300 Other Miscellaneous Expense			6,963.12
Total 6000 Other Business Expenses	**$**		**11,157.29**
Total Expenses	**$**		**2,398,848.22**
Net Operating Income	**-$**		**180,219.77**
Other Expenses			
6320 Depreciation			7,732.10
Total Other Expenses	**$**		**7,732.10**
Net Other Income	**-$**		**7,732.10**
Net Income	**-$**		**187,951.87**

Ciel Creative Space
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
PLAT BUS CHECKING (2011)		242,795.95
Total Bank Accounts	$	**242,795.95**
Accounts Receivable		
Accounts Receivable (A/R)		79,018.05
Total Accounts Receivable	$	**79,018.05**
Other Current Assets		
Inventory Asset		0.00
Petty Cash		2,530.73
Uncategorized Asset		0.00
Undeposited Funds		13,099.55
Total Other Current Assets	$	**15,630.28**
Total Current Assets	$	**337,444.28**
Fixed Assets		
Accumulated Depreciation		-139,903.10
Equipment		107,191.30
Fixtures		2,261.00
Furniture/Furnishings		83,445.00
Leasehold Improvements		1,334,082.00
Total Fixed Assets	$	**1,387,076.20**
Other Assets		
Construction in Progress		99,241.60
Total Other Assets	$	**99,241.60**
TOTAL ASSETS	$	**1,823,762.08**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		112,941.68
Total Accounts Payable	$	**112,941.68**
Credit Cards		
American Express		40,329.13
Chase *8531 (old Indigo card)		16,169.69
Total Credit Cards	$	**56,498.82**
Other Current Liabilities		
401k Payable		40.81
EIDL loan from SBA		198,252.00
Employee Health Insurance Payable		0.00
Loan from Indigo		5,097.95
Payroll Tax Payable (COVID)		5,043.67
Sales Tax Payable		160.62
Security Deposits Held		35,475.84
Triple Seat Deposits Clearing		80,455.30
Upfront Deposits Received		0.00
Total Other Current Liabilities	$	**324,526.19**
Total Current Liabilities	$	**493,966.69**
Long-Term Liabilities		
Chase Line of Credit (4002)		53,110.33
Lendistry Line of Credit		326,250.45
Lendistry Loan Payable		45,342.91
Loan from PayPal		0.00
Loan from Vartana		85,876.89
Mulligan Senior Loan Payable		0.00
Total Long-Term Liabilities	$	**510,580.58**
Total Liabilities	$	**1,004,547.27**
Equity		
Alexis Laurent		
Laurent Capital		1,287,727.00
Laurent Contributions		220,000.00
Laurent Draws		-65,125.00
Total Alexis Laurent	$	**1,442,602.00**
Cecilia Apelin		
Apelin Capital		-362,950.00
Apelin Contributions		1,321.11
Apelin Draws		-16,800.93
Total Cecilia Apelin	-$	**378,429.82**
Opening Balance Equity		-80,200.69
Owner's Pay & Personal Expenses		-4,690.06
Retained Earnings		27,885.25
Net Income		-187,951.87
Total Equity	$	**819,214.81**
TOTAL LIABILITIES AND EQUITY	$	**1,823,762.08**

Ciel Creative Space

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-298,961.16
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-42,783.67
A/R Adjust	-438.94
Petty Cash	-505.73
Uncategorized Asset	0.00
Accumulated Depreciation	136,270.00
Accounts Payable (A/P)	75,315.50
American Express	26,034.68
Chase *8531 (old Indigo card)	16,169.69
401k Payable	-84.19
A/P Adjust	-3,270.90
Chase Line of Credit (4002)	53,110.33
Employee Health Insurance Payable	-4,655.43
Loan from Indigo	365.37
Payroll Tax Payable (COVID)	-5,043.67
Sales Tax Payable	160.62
Security Deposits Held	21,050.87
Triple Seat Deposits Clearing	81,777.80
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**353,472.33**
Net cash provided by operating activities	**$54,511.17**
INVESTING ACTIVITIES	
Equipment	-92,785.00
Furniture/Furnishings	-3,588.00
Leasehold Improvements	-104,861.90
Construction in Progress	0.00
Net cash provided by investing activities	**$ -201,234.90**
FINANCING ACTIVITIES	
EIDL loan from SBA	-2,048.00
Lendistry Line of Credit (#3000005)	320,714.34
Lendistry Loan Payable (#2223911)	-56,146.14
Loan from Vartana	85,876.89
Mulligan Senior Loan Payable	-21,669.45
Alexis Laurent:Laurent Capital	223,020.00
Alexis Laurent:Laurent Contributions	-220,000.00
Alexis Laurent:Laurent Draws	-45,125.00
Cecilia Apelin:Apelin Capital	-431.00
Cecilia Apelin:Apelin Contributions	23.51
Cecilia Apelin:Apelin Draws	-29,827.80
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-22,897.05
Net cash provided by financing activities	**$231,490.30**

Ciel Creative Space

Statement of Cash Flows

January - December 2022

	TOTAL
NET CASH INCREASE FOR PERIOD	**$84,766.57**
Cash at beginning of period	213,603.93
CASH AT END OF PERIOD	**$298,370.50**